Exhibit 99.1

AC IMMUNE APPOINTS EXPERIENCED LIFE SCIENCE

PROFESSIONAL AS NEW CHIEF FINANCIAL OFFICER

Lausanne, Switzerland, November 23, 2016 – AC Immune SA (NASDAQ: ACIU), a Swiss-based, clinical stage biopharmaceutical company focused on neurodegenerative diseases, today announced that it has appointed Mr. Joerg Hornstein as Chief Financial Officer effective Q1 2017. He replaces Mr. George Pavey, who is leaving the Company after its recent successful IPO.

Martin Velasco, Chairman of the Board of Directors of AC Immune, commented, “We thank Mr. Pavey for his expertise in helping AC Immune achieve its IPO. As the Company proceeds forward as a publicly-listed entity, with sustainable growth plans, we are delighted to welcome Mr. Hornstein as our new CFO. We will benefit from his extensive experience in the life science industry, including senior financial, controlling and accounting functions in Europe, Asia and the US.”

About Joerg Hornstein

Before joining AC Immune, Mr. Hornstein served as Senior Vice President Group Controlling for Unternehmensgruppe Theo Müller based in Luxembourg. Between 2002 and 2013 he worked for Merck KGaA, a leading science and technology company in healthcare, life science and performance materials, where he held various senior finance roles. Amongst others, he was CFO for Merck’s operations in Indonesia and Merck Serono’s operations in China. Furthermore, he served as Vice President Group Controlling for Merck Group Headquarters in Germany and as Divisional CFO for Merck Millipore in the US. Mr. Hornstein holds an MBA with Distinction from London Business School, UK, and a Bachelor of Business Administration from Baylor University, US.

AC Immune has established a detailed plan to facilitate the transition from Mr. Pavey to Mr. Hornstein joining the Company in Q1 2017.

About AC Immune

AC Immune is a clinical stage Swiss-based biopharmaceutical company focused on neurodegenerative diseases with four product candidates in clinical trials. The Company designs, discovers and develops therapeutic and diagnostic products intended to prevent and modify diseases caused by misfolding proteins. AC Immune’s two proprietary technology platforms create antibodies, small molecules and vaccines designed to address a broad spectrum of neurodegenerative indications, such as Alzheimer’s disease. The Company’s pipeline features seven therapeutic and three diagnostic product candidates. The most advanced of these is crenezumab, an anti-Abeta antibody in phase 3 clinical studies that is being advanced by the collaboration partner Genentech, Inc., a wholly owned subsidiary of Roche. Other business partners include Biogen, Janssen Pharmaceuticals, Nestlé Institute of Health Sciences and Piramal Imaging.

Forward looking statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of AC Immune’s product candidates, the clinical utility of AC Immune’s product candidates, the timing or likelihood of regulatory filings and approvals, AC Immune’s intellectual property position and AC Immune’s financial position. These risks and uncertainties also include those described under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in AC Immune’s Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

For further information please contact:

Prof. Andrea Pfeifer Chief Executive Officer Phone: +41-21-345 91 21 E-mail: andrea.pfeifer@acimmune.com	Eva Schier Corporate Communications Manager Phone: +41-21-345 91 34 Mobile: +41 79 926 66 03 E-mail: eva.schier@acimmune.com

Nick Miles/ Toomas Kull Cabinet Privé de Conseils s.a. Phone: +41 22 321 45 40 E-mail: miles@cpc-pr.com kull@cpc-pr.com	In the US Ted Agne The Communications Strategy Group Inc. Phone: +1 781 631 3117 E-mail: edagne@comstratgroup.com